FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711

05007386

FOSTER'S
GROUP
Inspiring Global Enjoyment

Fosters Brewing

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

'Shareholder Newsletter'

Pages: 6
(including this page)

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com

dlw 4/20

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP

Inspiring Global Enjoyment

1 April 2005

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Document to be sent to shareholders

In accordance with Listing Rule 3.17, we attach a copy of a newsletter that will be sent to shareholders.

Robert Dudfield
Assistant Company Secretary
Foster's Group Limited

Foster's NEWS


CARLTON

Letter from the CEO



Dear Shareholder

Welcome to the latest issue of Foster's News. I am pleased to report that fiscal 05 is off to a very good start and since the last issue (September 04) significant progress has been made towards achieving Foster's key business priorities.

On February 8 we announced our financial results for the 6 months to 31 December 2004. Pleasingly, we are seeing the positive impact of our efforts starting to flow through into the financial results.

Some highlights for the first half of fiscal 05 included:

- The core business divisions performing well.

  John Murphy and the CUB team maintained their impressive performance of recent years with the multi-beverage model continuing to gain traction in the Australian marketplace. CUB continues to prove it is capable of delivering sustainable high single digit profit growth.

  Jamie Odell and the BBWE team are making good progress in improving the financial performance of BBWE. Global Wine Trade contribution stabilised (at constant exchange rates) despite a planned 32% increase in marketing spend during the period. Wine category fundamentals also improved, with bulk wine prices increasing in the US and promising trends in off-premise markets.

- There was substantial progress made on projects that will deliver ongoing efficiencies.

  CUB completed the reconfiguration of its manufacturing supply chain with the closure of Kent Brewery in New South Wales and the expansion of Yatala Brewery in Queensland.

  BBWE made significant progress against initiatives outlined as part of the Wine Trade Operational Review in June 2004.

  A comprehensive review of the Australian-based service functions was also undertaken and integration activities have commenced.

  In total, these efficiency projects are forecast to deliver gross savings of around $195 million from fiscal 2009, with a large portion being reinvested back into the business to drive further organic growth.

- Foster's completed its transformation to a pure premium beverages company with the divestment of the Lensworth property group and the sale of a residual 10% investment in Australian Leisure & Hospitality (ALH).

- Significant progress was made towards One Team/One Foster's initiatives.

  As a multi-beverage and multi-regional business our ultimate source of sustainable competitive edge is to share resources, infrastructure and capabilities across the group. The following initiatives were introduced:
  - Formation of one global innovation and consumer insights team;
  - Creation of one premium on-premise sales team selling beer, wine, spirits and RTDs in Australia;
  - As previously mentioned, a shared service review to streamline the Australian back-office functions was completed.

In January, Foster's announced an off-market takeover offer for Southcorp Limited (Southcorp) following the acquisition of an 18.8% stake from Southcorp's largest shareholder. With the CUB and Wine Trade operational reviews now behind us, Foster's is at the front end of a sustained period of strong organic growth. Our proposed acquisition of Southcorp will further accelerate the Group's long-term growth prospects.

In terms of the outlook for fiscal 05, Foster's is poised to deliver low double digit normalised EPS growth for the continuing businesses and I look forward to updating you on our progress in the next edition.

Trevor O'Hoy

TREVOR O'HOY
President and Chief Executive Officer


FOSTER'S
GROUP

INSIDE:

Foster's **NEWS** is published by:

Foster's Investor Relations
77 Southbank Boulevard
Southbank VIC 3006

Tel: +61 3 9633 2773
Web: www.fostersgroup.com

Production:
Blueprint Communications

Expanded Yatala brewery a world class operation



ABOVE: Foster's CEO Trevor O'Hoy presents a tankard to Queensland Premier Peter Beattie to mark the official opening of the Yatala expansion on 15 February 2005.

Foster's President and CEO Trevor O'Hoy officially opened the $170 million expansion of CUB's Yatala Brewery in Queensland on 15 February.

With output doubled to 450 million litres a year, the brewery is now the equal largest in the country (alongside our own Abbotsford in Melbourne), producing about 25% of Australia's beer. The expansion involved:

- Installation of a new brewhouse;
- Construction of a new processing area;
- Relocated fermentation, storage and bright beer tanks (from Kent Brewery);
- Relocated bottling and kegging lines;
- A new 25,000m^2 warehouse; and,
- An upgrade of all site services and infrastructure.

Work commenced on the project in July 2003, with the existing brewery continuing to operate while the bigger facility was built around it, a major feat of scheduling and co-operation.

Led by CUB's National Manager Major Projects, Phil Browne, a project team of 50 employees and more than 2000 trade contractors delivered the expansion on budget and ahead of time.

Speaking at the opening, Trevor O'Hoy said that the expansion represented the largest capital works project ever initiated by Foster's anywhere in the world.

John Murphy, Managing Director of CUB, said that the expansion project would deliver far more than just cost savings and increased capacity.

"The Yatala Brewery will be a key plank in achieving CUB's multi-beverage strategy to offer a complete portfolio of quality beverages to meet the needs of liquor retailers and consumers," he said.

"Furthermore, the improved flexibility of the Yatala Brewery will enable us to meet rapidly changing consumer demands for different types of beverages and innovative packaging," he said.

With the closure of Kent Brewery in Sydney, the expansion of Yatala will bring estimated production efficiency gains of $17 million per annum.

The environment is also a winner with Yatala's new water reclamation system re-treating waste water for use in non-brewing applications such as flushing, cooling, rinsing and irrigation.



RIGHT: An aerial photo of the expanded Yatala site (February 05).



Global Wine Review initiatives on track

BBWE has made significant progress against initiatives outlined as part of the Wine Trade Operational Review in June 2004.

Initiatives to grow revenue through increased investment in brand building and innovation stimulated volume and revenue growth ahead of the category in all regions, and several new products were launched successfully.

Supply chain initiatives are tracking on or ahead of plan in relation to supply/demand balance, asset divestments, operational efficiencies and globally-aligned processes.

Capability has been significantly enhanced across all functions, particularly global supply chain, brand marketing and innovation.

FIRST HALF BBWE BRAND HIGHLIGHTS

- Wolf Blass became Australia's number one brand by volume for the first time, in addition to being number one by value for the past 16 months *(source: ACNielsen MAT 2 Jan 05)*;
- Wolf Blass became the No 10 wine brand by value in the UK, with an average unit price of six pounds per bottle, a price premium 30% above the Australian category *(source: ACNielsen MAT Dec 04)*;
- Four BBWE wines made the Wine Spectator's annual Top 100 list for 2004 (from 12,500 wines judged);
- The largest ever advertising campaign for Beringer Vineyards was launched in the US.

Foster's Half Year Results

On February 8, Foster's reported its results for the six months to 31 December 2004. Normalised earnings per share increased 9.7% driven by a solid performance from CUB, stabilisation of the Wine Trade business and continued capital management activities.

Results Summary	HY05 $m	HY04 $m	Change %
Net Profit after Tax	757.0	764.1	(0.9)
Net significant items (after tax)	461.7	464.3	
Normalised Net Profit after Tax[1]	315.4	307.4	2.6
Normalised Operating Cash Flow	295.6	236.9	24.8
Earnings Per Share (EPS) (cents)	37.8	35.9	5.3
Normalised EPS (cents)	15.8	14.4	9.7
Dividend (cents per share)	9.25	8.75	5.7

Note –

1. Normalised excludes significant items, SGARA, amortisation and divested or discontinued operations.

Earnings per share rose 5.3% to 37.8 cents per share, benefiting from continued share buy-back activity during the period. Net profit after tax of $757.0 million included significant items of $461.7 million after tax, comprised mainly of a net gain from the divestment of the Lensworth Group.

On a normalised basis (adjusting for significant items, SGARA, amortisation and divested or discontinued operations), earnings per share increased by 9.7% to 15.8 cents and net profit after tax increased 2.6% to $315.4 million. Normalised operating cashflow of $295.6 million was up 24.8%.

Directors have declared an interim dividend of 9.25 cents per share fully franked.

DIVISIONAL HIGHLIGHTS

Divisional EBITAS[1] Summary	HY05 $m	HY04 $m	Change %
Carlton & United Beverages (CUB)	317.5	289.3	9.7
Foster's Brewing International (FBI)	23.1	21.9	5.5
BBWE Wine Trade	137.2	142.1	(3.4)
Wine Clubs & Services	30.4	40.3	(24.6)
Corporate	(31.7)	(25.2)	(25.8)
EBITAS - Continuing Businesses	**476.5**	**468.4**	**1.7**
Discontinued Operations[2]	24.1	58.4	
EBITAS - Total	**500.6**	**526.8**	**(5.0)**

Note –

1. EBITAS is earnings before interest, tax, amortisation, significant items and SGARA.

2. Discontinued Operations includes contribution from the Lensworth property group prior to being divested in December 2004 and from ALH prior to it being divested by means of a public float in November 2003.

CUB maintained its impressive performance of recent years, again delivering strong growth in revenue, earnings and margins. EBITA increased 9.7% to $317.5 million driven by revenue, product mix, channel mix and cost control in the beer business and increased volumes in the profitable non-beer portfolio.

FBI EBITA grew 5.5% despite a highly competitive pricing environment. Reduced overheads and increased contribution from the New Zealand multi-beverage business offset the impact of volume declines.

BBWE Wine Trade showed clear signs of sustainable improvement. While reported EBITAS declined 3.4% to $137.2 million, at constant exchange rates, Wine Trade delivered a marginal increase in EBITAS, a solid result given the significantly increased brand investment resulting from the Wine Trade Operational Review. Wine Trade volumes increased 12.2% to 9.7 million cases with all regions delivering growth ahead of the premium category.

Wine Clubs & Services EBITAS declined 24.6% against the prior period. Both the Clubs and Services businesses are subject to a comprehensive Business Improvement Program, with new management structures and teams put in place over recent months.

Shareholder Information

Share Registry contact details

Foster's Share Registry is managed by Computershare.

Callers inside Australia:
Tel: 1300 134 708
Fax: (03) 9473 2469

Callers outside Australia:
Tel: +61 3 9415 4022
Fax: +61 3 9473 2469

Postal address:
Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne VIC 3001

Key Dates

Interim Dividend Payable
4 April 2005

End of Financial Year
30 June 2005

Annual Results announced
23 August 2005

Final Dividend Payable
3 October 2005*

Annual General Meeting
24 October 2005

** Date subject to confirmation*

Foster's drives innovation across businesses

To become the world's leading premium branded beverage company, Foster's must position itself to continually meet the changing needs of its customers and consumers. To do this it must innovate across its business, across its regions and across its products and processes.

To drive innovation across the company, Foster's has created a specialist team called I-Nova.

"I-Nova is working across the group to facilitate innovation," I-Nova Director Allan Bennett said. "It's about doing business smarter, designing new ways of working and new processes, as well as developing new products."

Underpinning the innovation process is in-depth research conducted into:

- Consumer values, needs and drinking occasions;
- How this consumer understanding links with Foster's portfolio; and,
- Global beverage consumption trends including forecasting what consumers will be drinking in 5-10 years.

These consumer insights are shared across all parts of Foster's beverage business - beer, wine, spirits, cider and non-alcohol products – to ensure each new product is developed to meet an identified consumer need.

Foster's innovation framework has already delivered an exciting range of new products to market including:

- Pure Blonde – a low-carb beer aimed at health-conscious consumers who desired an alcoholic beverage that complemented their lifestyle but did not compromise on alcohol strength or taste;
- Sass Bubbly – a white wine infused with bubbles in three fruit flavours aimed at 18-24 year old female consumers who found existing sparkling wines too dry; and,
- Beringer White Zinfandel – already the top selling wine in the US, BBWE North America has extended this range to include Beringer Sparkling White Zinfandel (the first allocation sold out in three weeks), Beringer White Zinfandel 187ml four packs with a screw-cap closure and the existing Beringer White Zinfandel but with a Spanish label to appeal to Hispanic consumers.


PURE
BLONDE
LOW CARBOHYDRATE


SASS
SASS
STRAWBERRY
BUBBLY
SASS


BERINGER
WHITE ZINFANDEL

Online Service for Foster's Shareholders

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